UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SINOVAC BIOTECH LTD.
(Name of Issuer) Common Shares
(Title of Class of Securities)

P8696W104
(CUSIP Number)

1Globe Capital LLC One International Place, 44th Floor Boston, MA 02110 (617) 894-8436
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0977B107
1.	Names of Reporting Persons 1Globe Capital LLC 80-0841812
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,353,092
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,353,092
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,353,092
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4%[1]
14.	Type of Reporting Person (See Instructions) OO

1	Based on 57,011,761 common shares outstanding as of December 31, 2016 (as reported in the Issuer’s annual report on Form 20-F dated November 22, 2017)

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by 1Globe Capital LLC (the “Reporting Person”) relating to the common shares, par value $0.001 per share (the “Common Shares”) of Sinovac Biotech Ltd. (the “Issuer”), a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the Statement on Schedule 13D (the “Original Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2017 by the Reporting Person. Only those items in the Original Statement amended by this Amendment are reported herein.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

On March 5, 2018, the Issuer filed a complaint in the United States District Court of Massachusetts (the “Securities Litigation”) alleging that the Reporting Person should have disclosed certain information regarding the annual general meeting.  T he Reporting Person maintains that the claims asserted in Securities Litigation are wholly without merit for several reasons, including without limitation, that it has fully complied with its disclosure and filing obligations under Section 13(d) of the Securities Exchange Act of 1934.  The Reporting Person is nonetheless voluntarily filing this Amendment.

At the 2017 Annual Meeting of the Shareholders of the Issuer held on February 6, 2018 (the “AGM”), four members of the incumbent board of directors of the Issuer (the “Board”), namely, Messrs. Weidong Yin, Kenneth Lee, Meng Mei and Simon Anderson failed to be re-elected as directors of the Issuer.  At the AGM, a new slate of directors was nominated and subsequently elected. Among the newly elected directors is an employee of a China-based organization that is affiliated with the Reporting Person.  This newly elected director (Mr. Pengfei Li) was nominated by an existing shareholder of the Issuer that is unaffiliated with the Reporting Person. Prior to the AGM, the Reporting Person did not have an intention to nominate or second the nomination of a slate of proposed directors that would change the composition of the Board.  At the invitation of the Issuer, the Reporting Person attended the AGM. At the AGM, the Reporting Person’s shares were voted in favor of the alternative slate.  On February 7, 2018, the Issuer made an announcement stating that the Issuer was calculating the votes and evaluating the quorum and results of the shareholders meeting and it planned to announce the results of the shareholders meeting after completing this evaluation. The Issuer further stated that it had not authorized any third party, which would include the Reporting Person, to issue any press releases or other statement concerning the AGM.

On March 5, 2018, the Issuer made an announcement stating that, among others, the Issuer determined, after consultation with its Antigua legal counsel, that a ballot proposed by shareholders without prior notice at the AGM was invalid and therefore, all five of the Issuer’s incumbent directors were re-elected by a majority of the votes validly cast. In addition, the Issuer also announced that it filed two lawsuits in connection with the election of directors at the AGM, of which one was filed in the Delaware Court of Chancery seeking a determination by that court as to whether the shareholders who voted for the new slate of directors, including the Reporting Person, have triggered the Issuer’s shareholder rights plan and the other one was the Securities Litigation as discussed above . The Reporting Person believes that these baseless lawsuits by the Issuer under the direction of the board directors who were duly removed by shareholders are nothing more than a desperate act to keep their board positions and a retaliation against those shareholders who simply exercised their basic and legally-protected rights to vote on board of directors at the AGM.

On Feb 7, 2018, the Issuer announced that it had filed a going-private transaction statement with the SEC for the acquisition proposal from the buyer group led by the Issuer’s CEO, Mr. Weidong Yin. This acquisition proposal was the lower offer ($7.00 per share) of the two proposals received by the Issuer. The Issuer has filed two lawsuits (see above) seeking to enjoin the Reporting Person from voting its shares.

 The buyer group lead by the Issuer’s CEO Mr. Weidong Yin and the Sinobioway buyer group have invited the Reporting Person to rollover Reporting Person’s shares with their proposed going-private transaction. The Reporting Person had disclosed its plan to rollover its shares in its Schedule 13D filing on July 7, 2017.  As such, the acquisition price per share has no financial impact on Reporting Person. The buyer group led by the Issuer’s CEO Mr. Weidong Yin has recently asked the Reporting Person to support their offer of $7.00 per share while the Issuer’s shares were consistently trading at over $8.00 per share.  However, as it has communicated to the Issuer’s special committee and management, the Reporting Person intends to support the highest-priced offer by any legitimate acquirer and has requested a process that is in full compliance with SEC rules and with full consideration of interests of all shareholders, including minority shareholders.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 23, 2018

1Globe Capital LLC

By:	/s/ Linda Li
Name: Linda Li
Title: Managing Director